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                    F O R . I M M E D I A T E . R E L E A S E

             SPECTRUM SIGNAL PROCESSING ANNOUNCES THIRD CONSECUTIVE
                               PROFITABLE QUARTER

BURNABY, B.C., CANADA - JULY 22, 2002 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSX:SSY) today announced its financial results for the second quarter ended June 30, 2002.

Spectrum reports all results in U.S. dollars.

Sales for the second quarter of 2002 totaled $6.3 million, up from sales of $5.5 million for the same period a year earlier. For the second quarter, Spectrum recorded basic and diluted earnings per share of $0.01 and basic and diluted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $0.02 per share, compared to a loss of $0.20 per share and negative EBITDA per share of $0.04 for the second quarter of 2001.

Sales for the six months ending June 30, 2002 totaled $12.3 million, up from sales of $10.5 million for the first six months of 2001. Net earnings for the first half of 2002 totaled $299,000, or basic and fully diluted earnings per share of $0.02, compared to a net loss of $3.8 million or a basic and fully diluted loss per share of $0.31 for the same period a year ago. EBITDA for the six months ended June 30, 2002 totaled $662,000, or basic and fully diluted earnings of $.05 per share, compared to a negative EBITDA of $1.5 million or a basic and fully diluted loss per share of $0.12 for the first six months of 2001.

Spectrum's gross margin for the quarter was 59%, the same percentage recorded for the second quarter of 2001. Operating expenses net of amortization were $3.4 million, down 9% from the second quarter of 2001.

"Spectrum's revenue performance for the first six months of 2002 was up 18% compared to the same period last year," stated Pascal Spothelfer, Spectrum's President and CEO. "We also achieved our third consecutive quarter of positive net earnings, and lowered our financial risk with an equity financing, despite the difficult market environment. Quarterly fluctuations notwithstanding, we expect to see continued revenue growth in the second half of the year as a result of the launch of new products and increased traction in our Voice over Packet business."

Spectrum will conduct a conference call and live audio webcast on July 22 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1-800-273-9762, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from July 22 to July 29 and can be accessed by dialing 1-416-695-5800 or by visiting www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the VoP or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and

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other risk factors described in the company's recently filed reports with the
Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets high performance wireless signal and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum boards and subsystems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our web site at www.spectrumsignal.com.


SPECTRUM CONTACT:
Brent Flichel, Director, Finance
Phone: 604-421-5422 ext. 247
E-mail:  brent_flichel@spectrumsignal.com

                        SPECTRUM SIGNAL PROCESSING, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER
                SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN
                ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED
                              ACCOUNTING PRINCIPLES


                                                         Three months ended June 30,                 Six months ended June 30,
                                                           2001                 2002                  2001                 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                        (Unaudited)         (Unaudited)            (Unaudited)         (Unaudited)

Sales                                                    $   5,491           $   6,251              $  10,499           $  12,342
Cost of sales                                                2,276               2,597                  4,250               5,055
----------------------------------------------------------------------------------------------------------------------------------
                                                             3,215               3,654                  6,249               7,287

Expenses
   Administrative                                            1,276               1,387                  2,482               2,451

   Sales and marketing                                       1,107                 995                  2,312               2,049

   Research and development                                  1,339                 998                  2,928               2,125

   Amortization                                                434                 176                    858                 344

   Write-down of other assets                                1,468                   -                  1,468                   -
----------------------------------------------------------------------------------------------------------------------------------
                                                             5,624               3,556                 10,048               6,969
----------------------------------------------------------------------------------------------------------------------------------


Earnings (loss) from operations                             (2,409)                  98                (3,799)                318

Other

   Interest expense                                              1                   4                     23                   7

   Other expense (income)                                       (6)                  3                   (31)                   2
----------------------------------------------------------------------------------------------------------------------------------

                                                                (5)                  7                    (8)                   9


Earnings (loss) before income taxes                          (2,404)                 91                (3,791)                309

Income tax expense

   Current                                                        4                 10                     10                  10
----------------------------------------------------------------------------------------------------------------------------------


Net earnings (loss)                                          (2,408)                81                 (3,801)               299
----------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                 (7,574)           (11,236)                (6,181)            (11,454)

----------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                    $  (9,982)         $ (11,155)             $  (9,982)          $ (11,155)
==================================================================================================================================

Earnings (loss) per share
   Basic                                                  $   (0.20)          $   0.01             $   (0.31)            $   0.02
   Diluted                                                $   (0.20)          $   0.01             $   (0.31)            $   0.02

Weighted average shares
   Basic                                                  12,296,329        12,702,680             12,262,566          12,534,568
   Diluted                                                12,296,329        12,985,650             12,262,566          12,716,352
==================================================================================================================================



                        SPECTRUM SIGNAL PROCESSING, INC.
                           CONSOLIDATED BALANCE SHEETS
                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS,
              EXCEPT NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH
             UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                                                                December 31,         June 30,
ASSETS                                                                                              2001              2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (Unaudited)
Current assets
   Cash and cash equivalents                                                                   $   1,344           $   6,325
   Accounts receivable                                                                             5,784               5,292
   Inventories                                                                                     2,389               2,455

   Prepaid expenses                                                                                  109                 261
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   9,626              14,333

Property and equipment                                                                             2,932               2,951
-----------------------------------------------------------------------------------------------------------------------------

                                                                                               $  12,558           $  17,284
=============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities
   Accounts payable                                                                            $   3,277           $   3,058
   Accrued liabilities                                                                             1,881               2,179
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   5,158               5,237

Stockholders' equity
Share capital
   Authorized: 50,000,000 common shares, no par
   value
   Issued: 14,730,108 (2001 - 12,597,285)
   Outstanding: 14,730,108 (2001 - 12,363,985)                                                    21,351              24,164

Additional paid-in capital                                                                           227                 639

Warrants                                                                                             412                 113
Treasury stock, at cost, nil shares (2001 -
233,300)                                                                                         (1,232)                   -
Deficit                                                                                         (11,454)            (11,155)
Accumulated other comprehensive income
   Cumulative translation adjustments                                                            (1,904)             (1,714)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   7,400              12,047
-----------------------------------------------------------------------------------------------------------------------------

                                                                                               $  12,558           $  17,284
=============================================================================================================================
